August 19, 2005


VIA EDGAR AND FACSIMILE

Mr. Jay Webb
Reviewing Accountant
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

         RE:  ELECTRO-SENSORS, INC.
         FORM 10-KSB FOR FISCAL YEAR ENDED DECEMBER 31, 2004
         FILE NO. 000-09587

Dear Mr. Webb:

         This letter is being filed to respond on behalf of Electro-Sensors, Inc., a Minnesota corporation formed in July 1968 (the "Company"), to the comments raised by your letter dated May 9, 2005 regarding the above-referenced filing. By letter dated May 27, 2005, the Company formally responded to the comments raised in your letter. Subsequently, you requested the Company provide additional information and analyses of certain matters pertaining to comment numbers 1. and 2. in your May 9, 2005 letter. Please accept this letter as the Company's formal response to your request for additional information.

         For ease of reference, we have included comments 1. and 2. below, followed by the Company's original response to such comments and the additional information and analyses requested. The Company's additional responses are denoted by italicized text.

         The Company believes the additional information and analyses contained in this letter, when read together with the Company's original responses to comments 1. and 2., further support the Company's conclusion that it is primarily engaged in a business other than investing, reinvesting, owning, holding or trading in securities and entitled to rely upon Section 3(b)(1) of the Investment Company Act.

             FORM 10-KSB FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

General
-------

         1. SEC COMMENT: Please explain whether you are an investment company under Section 3(a)(1)(C) of the Investment Company Act of 1940 ("Investment Company Act"). Please explain how you have made this determination and provide data indicating


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Mr. Jay Webb
August 19, 2005
Page 2


                  the value of your "investment securities" and total assets on an unconsolidated basis as of the fiscal year ended December 25, 2004.

         2. SEC COMMENT: If you are an investment company under Section 3(a)(1)(C), please explain how you are in compliance with the Investment Company Act. For example, please explain fully whether you can rely on Rule 3a-l of the Investment Company Act.

         COMPANY RESPONSE: The Company acknowledges that its asset and income compositions have exceeded the quantitative factors of Section 3(c)(1) of the Investment Company Act and Rule 3a-1 adopted thereunder. However, the Company believes that the limited number of investment securities it owns and the circumstances surrounding its two primary securities holdings, together with the nature of its historical operations, the activities of its management and its consistent characterization of its business to the public, are consistent with a conclusion that the Company is primarily engaged in a business other than that of investing, reinvesting, owning, holding or trading in securities. The Company, therefore, is entitled to rely upon Section 3(b)(1) of the Investment Company Act and is not an investment company.

         The Investment Company Act
         --------------------------

                  Section 3(a)(1)(C) of the Investment Company Act defines "investment company" to include any company that: (i) is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities and (ii) that owns investment securities (essentially all securities except federal government securities and securities of majority-owned subsidiaries) with a value exceeding 40% of its total assets (excluding cash items, money market accounts and federal government securities). The Securities and Exchange Commission ("SEC") often interprets this statute solely as a quantitative test, though some federal courts consider the quantitative test to be primarily a "red flag" and view the "primary business" test as the ultimate determinant of investment company status.(1)

                  Section 3(b)(1) exempts any company from the provisions of
         Section 3(a)(1)(C) if the company is primarily engaged in a business other than that of investing, reinvesting, owning, holding or trading in securities. The determination of whether a company is eligible to rely upon Section 3(b)(1) is based upon an analysis of a five-part, facts-and-circumstances standard involving the following criteria:

         (1) the company's historic development;

         (2) the company's public representations of policy;


----------------------
(1) SEE Allison Lynne Siimes v. Salvatore Giordana (1992 U.S. Dist. LEXIS 16235) (Dist. N.J. Oct. 8, 1992). SEE ALSO Wilkie Farr & Gallagher, SEC No-Action Letter (publicly available Oct. 23, 2000).

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Mr. Jay Webb
August 19, 2005
Page 3


         (3) the activities of the company's officers and directors;

         (4) the nature of the company's present assets; and

         (5) the source of the company's present income.(2)

         The SEC has stated that it considers the fourth and fifth factors to be the most important.(3)

                  Section 3(b)(1) is an "automatic" exemption; reliance on
         Section 3(b)(1) is not conditioned upon obtaining affirmative relief from the SEC.(4)

         The Company's Classification Under the Investment Company Act
         -------------------------------------------------------------

                  The Company believes that an application of the foregoing five-part facts-and-circumstances standard supports a conclusion that it is entitled to rely upon Section 3(b)(1) and therefore is not an investment company.

                  (1) THE ISSUER'S HISTORIC DEVELOPMENT. This factor considers whether a company has established a pattern of ordinary operations.

                  The Company has historically actively conducted two distinct operating businesses: its Controls Division and its AutoData(R) Systems Division.

                  Controls Division
                  -----------------

                  The Company's Controls Division manufactures and sells several different types of monitoring systems that measure actual machine production and operation rates, as well as systems that regulate the speed of related machines in production processes.

                  SPEED MONITORING SYSTEMS. The Company's original products, speed monitoring systems, compare machine revolutions per minute or speed against acceptable rates as determined by the customer. The monitors generally have the same relative operating principle, and use a non-contacting sensing head that translates the speed of a rotating shaft into analog readouts. The systems include a signal-generating pulser disc or wrap that attaches to a rotating shaft, the sensing device, and a control unit. The systems vary in complexity, from a simple system that detects slow-downs or stoppages, to more sophisticated systems that warn of deviations from precise tolerances and that permit various subsidiary operations to be determined through monitoring the shaft speed.

----------------------
(2) SEE Tonopah Mining Co. of Nevada, SEC No-Action Letter (publicly available July 21, 1947).
(3) SEE Investment Company Act Release No. 10937 (Nov. 13, 1979).
(4) SEE Margaret A. Bancroft & Lawrence B. Stoller, AVOIDING CLASSIFICATION AS AN INVESTMENT COMPANY: EXEMPTIONS AND EXCLUSIONS FOR BUSINESS CORPORATIONS, 65 C.P.S. (BNA).

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Mr. Jay Webb
August 19, 2005
Page 4


                  The Company's speed monitoring systems include a line of digital products that translate sensor impulses from its production monitoring systems into digital readouts indicating production counts or rates, such as parts, gallons, or board feet. These speed monitoring systems also include alarm systems, tachometers, and other devices that translate impulses from the sensors into alarm signals, computer inputs, or digital displays that are usable by the customer.

                  Two production-monitoring devices that do not operate by measuring shaft speeds are also in the Company's speed monitoring systems product line. These devices are the tilt switch and vibration monitor. A tilt switch is designed to alert the operator when a storage bin or production system reaches a certain capacity (i.e. when grain fills a silo). A vibration monitor will alert an operator when the vibration in a production system exceeds or is below a specified level.

                  DRIVE CONTROL SYSTEMS. In 1987, the Company expanded its speed monitoring systems product line to include products that regulate and synchronize machine speeds. Drive control system products not only monitor machine operation levels, but also regulate the speed of motors on related machines in a production sequence to ensure that the performance of the various machine(s) is coordinated. The product line consists of a line of digital control products for motors that require a complete closed loop PID (Proportional Integral Derivative) control. The closed-loop controllers coordinate production speed among process motors and reduce waste.

                  In 1988, the Company entered into a sales agreement with MKS Maschinen Kontroll Systeme GmbH ("MKS"), the West German manufacturer of a Synchronous Drive Controller ("SDC") product line, giving the Company exclusive rights to distribute in the United States the drive control products manufactured by MKS. The SDC product line manufactured by MKS coordinates motors in a production machine with other parts of the machine process. The SDC products were designed for use as a precision speed reference for use with variable speed drives and enable manufacturers to match speed/velocity and phase/position of independently driven machines so they operate together. Applications include synchronizing overhead and floor conveyors and load sharing of multiple motors.

                  AutoData(R) Systems Division
                  ----------------------------

                  In 1993, the Company began development of its AutoData(R) Systems as a development project chartered to create opportunities using proprietary pattern recognition technology. The outcome of the project was a Microsoft(R) Windows(R) based software system that reads hand printed characters, checkmarks, and barcodes from scanned forms.

                  The Company's system offers an alternative to manual data entry, by automatically extracting information from paper forms and converting it into a format compatible with

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Mr. Jay Webb
August 19, 2005
Page 5


         most computer databases. This intelligent data entry alternative saves time, strain, and money compared to the method of manual data entry. The basis of the handprint reading capability is Associative Pattern Memory(TM) (APM), a patented pattern recognition algorithm. APM is a trainable, neural network-based memory that was incorporated in a Dynamic Link Library (DLL). This DLL is the foundation of the four products currently sold by AutoData(R) Systems Division. The Company periodically develops and releases upgrades to its software programs, as discussed in more detail in its Form 10-KSB.

                  The historical nature of the Company's businesses supports a conclusion that the Company is primarily engaged in a business other than investing, reinvesting, owning, holding or trading in securities.

                  (2) THE ISSUER'S PUBLIC REPRESENTATIONS OF POLICY. This factor considers a company's presentation of its primary business to the public. In its periodic reports filed with the SEC, the Company has consistently characterized its business in a manner consistent with the description of its business outlined in the first factor above. Although the Company's asset and income composition have exceeded the quantitative asset and income factors, the Company has affirmatively stated in its periodic reports that it does not intend to be an investment company, and that it intended to pursue a liquidation strategy with respect to its investment in August Technology Corporation (discussed more below). The Company has also stated in its periodic reports that it does not purchase securities based upon an expectation in short-term fluctuations in values, and as a result is entitled to classify its two primary investment as available-for-sale (which entitles the Company to record unrealized gains and losses as a separate component of its stockholders' equity rather than recording changes in value in its income statement). Each of these facts support a conclusion that the Company is primarily engaged in a business other than investing, reinvesting, owning, holding or trading in securities.

                  (3) THE ACTIVITIES OF THE ISSUER'S OFFICERS AND DIRECTORS. This factor considers the activities of a company's officers, directors and other management personnel. If such persons spend their time managing and seeking investments rather than managing operating businesses, a company is more likely to be primarily engaged in investment activities.

                  The Company' officers, directors and other management personnel principally spend their time managing and operating the Company's operations in a manner consistent with the Company's representations to the public regarding its primary businesses. Although the Company's officers may from time to time evaluate whether to make investments pending their investment in the Company's businesses, these activities are incidental to their primary activities and must be taken preserve value for the Company's shareholders consistent with management's fiduciary duties. As a result, the nature of the Company's management team activities is consistent with a conclusion that the Company is primarily engaged in a business other than investing, reinvesting, owning, holding or trading in securities.

Mr. Jay Webb
August 19, 2005
Page 6


                  (4) THE NATURE OF A COMPANY'S PRESENT ASSETS. This factor evaluates the value of a company's investment in securities. Generally, under Rule 3a-1, if 45% or more of a company's adjusted total asset value is attributable to securities (other than government securities, among others), a company has a heightened risk of being deemed an investment company.

------------------------------------------------------------------------------------------------------------------------------------
               (in 000's)   3/31/05     12/31/04     9/30/04    6/30/04     3/31/04    12/31/03     9/30/03    6/30/03     3/31/03
------------------------------------------------------------------------------------------------------------------------------------
RULE 3A-1 SECURITIES(5)       9,440        9,637       6,758     11,929      14,187      16,238      12,775      6,397       4,279
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS(5)              18,912       19,067      16,297     21,449      20,582      23,236      20,412     14,638      13,083
------------------------------------------------------------------------------------------------------------------------------------
  LESS:  CASH ITEMS AND       6,516        6,464       6,620      6,718       6,895       6,863       6,193      6,180       6,355
  GOV'T SECURITIES
------------------------------------------------------------------------------------------------------------------------------------
ADJUSTED TOTAL ASSETS        12,396       12,603       9,677     14,731      13,687      16,373      14,219      8,458       6,728
------------------------------------------------------------------------------------------------------------------------------------
                    RATIO     76.2%        76.5%       69.8%      81.0%       83.2%       85.3%       80.5%      65.9%       56.6%
------------------------------------------------------------------------------------------------------------------------------------

                  The Company's two primary securities holdings are August Technology Corporation and PPT Vision, Inc. As of March 31, 2005, the Company owned:

                  o 657,765 shares of August Technology common stock, with a market value of $7,709,000 million and a cost of $66,000; and

                  o 2,207,036 shares of PPT Vision, with a book value of $0 (due to losses recorded under and consistent with the equity method of accounting), a market value of $1,302,000 and a cost of $2,434,000.

         Together, these investments account for $9,011,000, or 95%, of the value of the Company's securities at March 31, 2005.(6)

                  The Company invested $150,000 in August Technology in June 1994, when August Technology was a private company. August Technology undertook its initial public offering in August 2000, and the value of its common stock has increased significantly since that time. The Company has not made any additional investments in August Technology since its initial investment in June 1994. The Company has adopted a publicly-stated strategy of liquidating its investment in August Technology over time at appropriate prices.

----------------------
(5) The Company has included the market value of PPT Vision securities (determined consistent with Section 2(1)(41)(A)(i) of the Investment Company
Act) in these calculations. The Company's investment in PPT Vision is recorded at $0 on the Company's balance sheet due to losses recorded under and consistent with the equity method of accounting.
(6) For purposes of this letter, we have assumed for argument's sake that the Company's investment in PPT Vision, which is accounted for under the equity method, does not satisfy the requirements of Rule 3a-1(a)(4) since the Company may not be deemed to "control primarily" PPT Vision. If the Company's does in fact "control primarily" PPT Vision, and the other requirements of Rule 3a-1(a)(4) are satisfied, then the Company would be entitled to exclude PPT Vision from the numerator in the above calculations, which would reduce the Company's ratio of securities to adjusted total assets.

Mr. Jay Webb
August 19, 2005
Page 7


                  The Company's investment in PPT Vision has been made over time. The Company's investment in PPT Vision is accounted for under the equity method of accounting as a result of the conclusion that the Company is able to exert "significant influence" over PPT Vision's operations.

                  The following is a description of the technical synergies between the motor controller products produced by the Company and products produced by PPT Vision and August Technology and how the Company's motor controller products can be used in conjunction with PPT Vision and August Technology products.

                  The Company's motor controller products precisely control the speed and position of a motor by monitoring the motor speed with a feedback encoder and giving a command signal to a variable speed drive based on this feedback speed. If the speed or corresponding position of the motor is not what it should be, the command signal is continually changed to bring the motor to the correct speed and position. These controllers are used in a wide variety of industrial control applications.

                  There are two main control schemes that the controllers are used in. First, controllers are used to maintain the speed of a motor at a constant speed, even when the load changes. This is similar to a cruise control system in a car. It holds the speed constant when going on flat ground or up and down hills. The second control scheme is a follower application. In this case, the motor speed is controlled to run exactly the same speed (or ratio thereof) as another motor in the system. In the cruise control analogy, this would be a "precision tailgater." The cruise control would control the car to exactly follow another car ahead of it at a distance of 100 feet. If the car in front slowed down, so would the "precision tailgater". If the car in front sped up, so would the controlled car.

                  PPT Vision designs and makes high-speed cameras for industrial inspection applications. The inspections are typically repetitive and done at a high-line speed. A typical application is to move the product to be inspected along a conveyor system under a camera. At the appropriate time, the camera will take an inspection photo and compare the image to a known good image. Moving the product at a precise speed and to the proper location at the right time is critical to getting a good image for the inspection camera. The Company's motor speed controllers can be used in inspection applications where the product travels on a web or indexed conveyor system that ties the product to a known location relative to the web or conveyor. The Company's controllers could precisely control the speed and position of the web so that the product is placed correctly in front of the camera when the inspection photo is taken.

                  Another use of PPT Vision technology in conjunction with the Company's products is a licensed software algorithm. PPT Vision granted the AutoData Systems Division of the Company an exclusive license in January 1992 to use a patented algorithm necessary for the

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Mr. Jay Webb
August 19, 2005
Page 8


         Company's "reading" technology. This algorithm is the basis for reading hand-printed number and letter characters on the survey forms generated using the AutoData Systems software for forms processing. This character-recognition technology continues to be used in the Company's software products.

                  In the last 2 years, management at PPT Vision has undertaken a substantial reorganization to focus their product line on two-dimensional inspections. As part of this reorganization, PPT Vision sold assets and related technology for three-dimensional inspection equipment, reduced corporate staff to support this focus and reduced its space requirements to a more appropriate level, all to develop a lower cost structure. The Company believes that management at PPT Vision has set a business plan for the future that capitalizes on their technical strengths and historical area of success. The Company has not sold PPT Vision stock primarily due to the fact that there has been a very limited market for the stock. Since the Company owns more than 10% of PPT Vision's outstanding stock, it would have to file Forms 4 in connection with each sale. This may further depress the value of PPT Vision's stock price, and could prevent PPT Vision from raising money in the equity market in the future if needed.

                  At the time of the Company's investment in August Technology, it was a private company developing its initial product. The main product initially designed by August Technology was used to inspect semiconductor wafer carriers for dimensional integrity. If the carriers were deformed, wafers would be shattered as they were inserted into the carrier. The wafers look like 8" CD's but they are thinner and much more fragile. The plastic wafer carrier looks like a CD rack about 10" square and 10" high and holds multiple semiconductor wafers. The method of inspecting these carriers involves precisely positioning them in front of the inspection camera and incrementing the position so each wafer opening and outside corner can be scanned and verified for proper dimension and spacing. This type of inspection could use a custom version of the Company's motor controls in the positioning process. However, as development of this product progressed, the final product line used motor controls that were supervised by an integrated computer using bus communications rather than more expensive motor controls with individual interfaces as made by the Company.

                  August Technology remained a private company until it went public in 2000. In connection with August Technology's 2000 initial public offering, the underwriters requested a lock-up agreement from all existing shareholders. The lock-ups lasted for 180 days. Although the Company was restricted in the number of shares it could sell in this period, the Company began selling a portion of the shares it held. Also, since it still owned greater than 10% of August Technology's stock until mid-2001 (i.e., was an affiliate), the Company was limited in the total number of shares it could sell every three months. Since the public offering, the Company has sold 56% of its holdings in August Technology at a measured rate into the market as deemed appropriate.

Mr. Jay Webb
August 19, 2005
Page 9


                  August Technology recently announced that it has entered into a merger agreement whereby Rudolph Technologies, Inc. (S.E.C. File No. 000-27965) would acquire all of August Technology's outstanding stock. If the proposed merger occurs as described currently in the Form S-4 (Registration No. 333-127371) filed by Rudolph Technologies, each August Technology shareholder may elect to receive either $10.50 per share in cash or 0.7625 of a share of Rudolph Technologies common stock for each share of August Technology common stock, subject to the proration and allocation procedures set forth in the merger agreement. The proposed merger with Rudolph Technologies must be approved by August Technology shareholders. KLA-Tencor Corporation (S.E.C. File No. 000-09992) also has offered to acquire all of August Technology's outstanding stock for $11.50 per share payable in cash. Therefore, the present August Technology shareholders may vote down the Rudolph Technologies merger in hopes of getting more for their shares from KLA-Tencor. The outcome of these proposed transactions is uncertain, but could be finalized within the year. During this time, the Company intends to continue selling shares into the market at values it believes are appropriate. This follows the Company's public policy of selling the stock over a period of time. Whether a merger occurs, and the mix of consideration received by the Company, may substantially affect the value of the Company's investment securities.

                  In addition to the foregoing factors, the SEC sometimes considers the turnover rate of a company's securities portfolio in determining a company's primary business.(7) The Company does not actively trade securities, and believes it owns only three classes of securities that constitute investment securities under Rule 3a-1 of the Investment Company Act. This additional factor, together with the particular circumstances surrounding the Company's investments in August Technology and PPT Vision, support a conclusion that the Company's asset composition is not inconsistent with the conclusion that the Company is primarily engaged in a business other than investing, reinvesting, owning, holding or trading in securities.

                  (5) THE SOURCE OF A COMPANY'S PRESENT INCOME. This factor evaluates the amount of a company's income from securities (other than government securities, among others). If 45% or more of a company's net income after taxes is derived from such securities, a company has a heightened risk of being deemed an investment company.

                     --------------------------------------------------------------------------------------
                                                                   FISCAL YEAR                 FISCAL YEAR
                                                                         ENDED                       ENDED
                                                 (IN 000S)            12/31/04                    12/31/03
                     --------------------------------------------------------------------------------------
                     INCOME FROM 3A-1 SECURITIES                           441                       1,205
                     --------------------------------------------------------------------------------------

                     --------------------------------------------------------------------------------------

----------------------
(7) See SEC Inv. Co. Act Rel. No. 10937 (Nov. 13, 1979); see also Lemke, Lins and Smith, REGULATION OF INVESTMENT COMPANIES, Vol. 1, ss. 3.05(3) (Mathew Bender & Co. 2004); see also SEC v. Dart Group Corp Fed. Sec. L. Rep. (CCH) P. 94,953 (Feb. 28, 1990).

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Mr. Jay Webb
August 19, 2005
Page 10


                     --------------------------------------------------------------------------------------
                     NET INCOME AFTER TAXES                                172                       (144)
                     --------------------------------------------------------------------------------------
                       ADD:  EQUITY METHOD INVESTEE                        172                         734
                                  NET LOSSES(8)
                     --------------------------------------------------------------------------------------
                     ADJUSTED NET INCOME AFTER TAXES                       344                         590
                     --------------------------------------------------------------------------------------
                                                     RATIO                128%                        204%
                     --------------------------------------------------------------------------------------

                  The ratio of the Company's income from securities to total adjusted net income after taxes is unusually high as a direct result of the Company's stated strategy of liquidating its investment in August Technology over time. The difference between the value of the Company's investment in August Technology compared to the Company's cost of such investment is extremely high. Each sale of August Technology stock results in a near 100% gain on the sale of investment, which is recorded in the Company's income statement in the period of each such sale. Given the unusual circumstances surrounding the Company's investment in August Technology, and its stated goal to continuously liquidate its investment over time, the Company's income composition is not inconsistent with the conclusion that the Company is primarily engaged in a business other than investing, reinvesting, owning, holding or trading in securities.

                  An analysis of three of the five foregoing factors clearly supports a conclusion that the Company is primarily engaged in a business other than investing, reinvesting, owning, holding or trading in securities. The fourth and fifth factors, evaluating the nature of the Company' assets and income, create a "red flag" that the Company may be an investment company required to register under the Investment Company Act. However, since the 45% tests are generally viewed as only a threshold for determining the presence of an investment company, these tests are dispositive in determining the primary business of a company. Further, given the particular circumstances that have led to the Company's asset and income ratios being high, the ratios should not be given primary or controlling weight in the analysis of the Company's primary business. Given the foregoing, and based upon the totality of the five factors, we believe the Company is primarily engaged in a business other than investing, reinvesting, owning, holding or trading in securities.


----------------------
(8) Equity method investee net losses for the period ended December 31, 2004 reflect a $140,000 proportionate loss recorded in connection with the Company's investment in PPT Vision, and a $20,000 proportionate loss recorded in connection with the Company's investment in a la mode, LLC. In April 2004, the Company invested $160,000 for 20% of a la mode's member interests. a la mode is a private company. At March 31, 2005, the book value of a la mode was $130,000, but the Company believes that the market value of this investment is nominal at best. The Company currently anticipates writing-off the remaining value of its a la mode investment in fiscal 2005. For the fiscal year ended December 31, 2003, equity method investee losses reflect losses recorded in connection with the Company's investment in PPT Vision. At March 31, 2005, the Company was no longer eligible to record proportionate losses from PPT Vision under the equity method of accounting since losses in excess of invested amounts must be suspended and applied against future equity in earnings. At March 31, 2005, the Company had approximately $810,000 in suspended losses from its investment in PPT Vision that will be used to offset future recognition of equity method earnings from the investment.

Mr. Jay Webb
August 19, 2005
Page 11


         In addition to the foregoing analyses, you requested that the Company contrast the facts and circumstances set forth in S.E.C. v. Fifth Avenue Coach Lines, Inc., ET AL. ("Fifth Avenue"), decided on December 8, 1970 by the Second Circuit Court of Appeals and the complaint dated July 25, 2002 filed in the United States District Court for the Northern District of Illinois (Eastern Division) in S.E.C. v. National Presto Industries, Inc. ("National Presto") As explained below, the Company believes its facts and circumstances are distinguishable in certain significant ways from those in the above-referenced matters, and believes the differences further support its conclusion that it is primarily engaged in a business other than investing, reinvesting, owning, holding or trading in securities.

         In Fifth Avenue, the Court affirmed the conclusion that Fifth Avenue Coach Lines was an investment company under Section 3(c)(1) of the Act. In 1962, Fifth Avenue Coach Line's primary (and apparently only) operating business ceased due to a municipal "taking" of all of its business and operating assets. The municipality compensated Fifth Avenue Coach Lines for the taking, leaving the company with no substantial assets other than cash. The management of Fifth Avenue Coach Lines invested the cash proceeds in various seemingly diverse, passive investment securities (i.e., non-controlling interests), buying and selling different securities from time to time, and never again directly conducted an operating business. Management of Fifth Avenue rejected a claim from a shareholder to distribute as a dividend the proceeds received from the taking.

         In National Presto, based upon the facts stated in the July 25, 2002 complaint, National Presto's business began to diverge from its historical nature. Specifically, National Presto sold substantial amounts of its operating assets and its operating business declined significantly. From the proceeds, National Presto bought and held investment securities rather than paying any dividends to shareholders. Over time, National Presto added to its portfolio of investment securities. In addition to the aforementioned sales of operating assets, National Presto adopted a plan to discontinue its primary operating business, the manufacture of small appliances.

         The facts and circumstances of Fifth Avenue and National Presto are similar to each other in important aspects, including deviations from historical businesses and declining or terminated operating businesses, assets sales that result in cash proceeds, active purchasing and selling of securities and failure to pay dividends or reinvest the proceeds in operating businesses. Each of these facts is distinguishable from the Company's circumstances. The Company has not deviated from its historical development and has not sold significant operating assets. The Company continues to manage two operating divisions. That a significant amount of its assets and income are attributable to investment securities is due to the fact that one strategic investment made by the Company increased significantly in value. The Company does not actively buy and sell investment securities for investment purposes, and has a history of paying dividends to its shareholders paid in part if not entirely from proceeds received from periodic sales of such investment. The Company does not believe it is in its best interests or that of its shareholders to liquidate all of its investment and distribute the proceeds to its shareholders in a single transaction or series of a relatively few

Mr. Jay Webb
August 19, 2005
Page 12


transactions since the transaction may not be executed at prices acceptable to the Company and the investment constitutes a significant part of the Company's liquidity.

Very truly yours,



Bradley D. Slye
President